UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                              Amendment No. 9

              NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.)
             --------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.01 par value
                      -------------------------------
                      (Title of Class and Securities)


                                 929930k107
                               (CUSIP Number)

                       Sunrise Capital Partners, L.P.
                        685 Third Avenue, 15th Floor
                             New York, NY 10017
                             Att: Joseph Julian
                                212-582-3015
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                May 3, 2002
                               -------------
                       (Date of Event which Requires
                         Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                SCHEDULE 13D

     CUSIP No.  929930k107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Sunrise Capital Partners, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

                           WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    30,963,766
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      1,732,484
             EACH                  -------------------------------------
          REPORTING                9.   SOLE DISPOSITIVE POWER
            PERSON                      30,963,766
             WITH
                                   -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        None
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  32,696,250
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  83.3%
    --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

                  PN
    --------------------------------------------------------------------




         This Amendment No. 9 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by Sunrise Capital Partners, L.P., a Delaware limited partnership ("Sunrise"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NEXIQ Technologies, Inc. (the "Company"). This Amendment amends the Schedule 13D filed on August 21, 2000, as amended by Amendment No. 1 filed on November 16, 2000, Amendment No. 2 filed on January 29, 2001, Amendment No. 3 filed on September 21, 2001 and Amendment No. 4 filed on October 30, 2001, Amendment No. 5 thereto filed on November 14, 2001, Amendment No. 6 thereto filed on January 23, 2002, Amendment No. 7 thereto filed on January 31, 2002 and Amendment No. 8 thereto filed on March 4, 2002.

         The Schedule 13D previously filed is hereby amended by the addition of the following information:


Item 1.  SECURITY AND ISSUER

         This Schedule relates to the Common Stock, $0.01 par value, of NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.), 1155 Elm Street, Manchester, New Hampshire 03101.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds used for the purchase of securities is cash held by Sunrise for investment. The amount is $2,750,000.00.


Item 4.  Purpose of Transaction.

The Convertible Note Agreement & Amendment No. 2 thereto

         As previously disclosed on Schedule 13D, on July 31, 2000, Sunrise entered into a certain Convertible Note Agreement, pursuant to which Sunrise and certain participants (including certain members of the Company's management and members of the Allard-Nazarian Group) purchased from the Company a combination of convertible promissory notes (the "Notes"), Common Stock and warrants representing the right to purchase shares of Common Stock (the "Warrants"). The Notes, the Common Stock and the Warrants are collectively referred to herein as the "Securities". The terms of the Securities have been previously disclosed on Schedule 13D.

         As previously disclosed on Schedule 13D, on January 25, 2002, the Convertible Note Agreement was amended by Amendment No. 2 thereto ("Amendment No. 2"). Pursuant to the terms of Amendment No. 2, Sunrise and certain participants (including certain members of the Company's management and members of the Allard-Nazarian Group) agreed to purchase additional Securities from the Company. Pursuant to Amendment No. 2, and subject to the terms thereof, Sunrise and the other participants will purchase additional Securities from the Company. The Securities purchased pursuant to Amendment No. 2 (the "Term F Securities") will consist of: (1) Notes in aggregate principal amount of up to $6,000,000 (the "Term F Notes"); (2) Warrants representing the right to purchase in the aggregate up to 685,715 shares of Common Stock; and (3) a number of shares of Common Stock equal to difference between (x) the number of shares of Common Stock that would be issuable upon conversion of the Term F Notes if the Conversion Price, for purposes of this clause (x), were equal to the Term F Trading Price (as defined below), and (y) the number of shares of Common Stock that would be issuable on the effective date of Amendment No. 2 upon conversion of the Term F Notes at the Conversion Price. The Term F Securities may be purchased by Sunrise in one or more installments.

         For purposes of calculating the number of shares of Common Stock issuable under Term F, "Trading Price" equals 90% of the lesser of (i) the average closing trading price of the Common Stock for the ten trading days immediately prior to December 17, 2001 and (ii) the average closing trading price of the Common Stock for the ten trading days immediately prior to the effective date of Amendment No. 2. The effective date of Amendment No. 2 was January 25, 2002.

         Pursuant to the terms of Amendment No. 2, the Company will pay to Sunrise and the other participants a closing fee equal to 2% of the aggregate principal amount of the Notes purchased. The closing fee may be paid in cash upon sale of each series of Securities, or it may be paid "in kind" by delivery of additional promissory notes in an aggregate principal amount equal to the amount of such unpaid closing fee.

         On March 22, 2002, Sunrise purchased from the Company, for an aggregate purchase price of $1,000,000, the following:(1) Notes in aggregate principal amount of $1,000,000; (2) Warrants representing the right to purchase in the aggregate 114,286 shares of Common Stock and (3) 200,679 shares of Common Stock. Based on the Conversion Price of $1.75, the Term F Notes purchased by Sunrise on March 22, 2002 are convertible into 571,429 shares of Common Stock.

         As part of the March 22, 2002 sale of these Term F Securities, the Company was obligated to pay to Sunrise a closing fee equal to $20,000. The Company elected not to pay the closing fee in cash, and instead delivered an additional Note in the amount of the unpaid fees. The Note received by Sunrise in lieu of the March 22, 2002 closing fee is convertible into 11,429 shares of Common Stock.

         On April 5, 2002, Sunrise purchased from the Company, for an aggregate purchase price of $1,000,000, the following:(1) Notes in aggregate principal amount of $1,000,000; (2) Warrants representing the right to purchase in the aggregate 114,286 shares of Common Stock and (3) 200,679 shares of Common Stock. Based on the Conversion Price of $1.75, the Term F Notes purchased by Sunrise on April 5, 2002 are convertible into 571,429 shares of Common Stock.

         As part of the April 5, 2002 sale of these Term F Securities, the Company was obligated to pay to Sunrise a closing fee equal to $20,000. The Company elected not to pay the closing fee in cash, and instead delivered an additional Note in the amount of the unpaid fees. The Note received by Sunrise in lieu of the April 5, 2002 closing fee is convertible into 11,429 shares of Common Stock.

         On May 3, 2002, Sunrise purchased from the Company, for an aggregate purchase price of $750,000, the following:(1) Notes in aggregate principal amount of $750,000; (2) Warrants representing the right to purchase in the aggregate 85,715 shares of Common Stock and (3) 150,509 shares of Common Stock. Based on the Conversion Price of $1.75, the Term F Notes purchased by Sunrise on May 3, 2002 are convertible into 428,571 shares of Common Stock.

         As part of the May 3, 2002 sale of these Term F Securities, the Company was obligated to pay to Sunrise a closing fee equal to $15,000. The Company elected not to pay the closing fee in cash, and instead delivered an additional Note in the amount of the unpaid fees. The Note received by Sunrise in lieu of the May 3, 2002 closing fee is convertible into 8,571 shares of Common Stock.

         The Convertible Note Agreement, and the amendments thereto (including Amendment No. 2) was entered into by Sunrise for investment purposes. The Company entered into the Convertible Note Agreement and the amendments thereto in order to enhance its liquidity and refinance its existing indebtedness.

         The Item 2 Persons disclaim membership in any group with respect to the acquisition of Common Stock or other Securities through the Convertible Note Agreement or Amendment No. 2 thereto.

Interest Paid on Outstanding Notes.

         The Notes accrue interest at a rate of 10.75% per annum. In lieu of payment of the interest in cash, the Company may elect to pay interest "in kind" through the delivery of additional Notes.

         On December 31, 2001, the Company issued Notes in aggregate principal amount of $902,178.59 for interest payable on all outstanding Notes issued pursuant to the Convertible Note Agreement for the quarter ended on such date. Sunrise's portion of such Notes was equal to $780,899.44. Based upon the conversion price of $1.75, Sunrise's portion of the Notes issued on December 31, 2001 are convertible into 446,229 shares of Common Stock.

         On March 31, 2002, the Company issued Notes in aggregate principal amount of $1,003,760.83 for interest payable on all outstanding Notes issued pursuant to the Convertible Note Agreement for the quarter ended on such date. Sunrise's portion of such Notes was equal to $876,457.55. Based upon the conversion price of $1.75, Sunrise's portion of the Notes issued on March 31, 2002 are convertible into 500,833 shares of Common Stock.

                         *        *        *        *

         The Item 2 Persons intend to acquire additional Securities or shares of Common Stock pursuant to Amendment No. 2 to the Convertible Note Agreement, in the open market or otherwise on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease, or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the Common Stock, the terms and conditions of the transaction and prevailing market conditions.

         Except as set forth in this Schedule 13D, the Item 2 Persons have no present plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         (a)

         Sunrise

         After giving effect to the purchase of the Term F Securities and the receipt by Sunrise of Notes issued in lieu of cash interest, each as described in this Amendment, Sunrise is deemed to beneficially own a total of 32,696,250 shares of Common Stock, comprised of the following:


Common Stock owned of record:                                 5,596,644

Common Stock issuable upon
exercise of the Warrants held
by Sunrise:                                                   3,792,575

Common Stock issuable upon
conversion of the Notes held by
Sunrise:                                                     21,574,547

Shares of Common Stock not
owned by Sunrise that are the
subject of the Stockholders
Agreement:                                                    1,732,484
                                                              ---------
Total Common Stock
Beneficially Owned by Sunrise:                               32,696,250
                                                             ==========


The 32,696,250 shares deemed to be beneficially owned by Sunrise represent approximately 80.9% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         All Other Item 2 Persons

         Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to beneficially own under Rule 13d-3 of the Act 32,696,250 shares of Common Stock, which constitutes approximately 83.3% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).


         (b)

         Sunrise

         Sunrise possesses (or will possess upon issuance of such shares) the sole voting power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 30,963,766 shares of Common Stock, which constitutes approximately 78.9% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         Sunrise possesses the shared power to vote or direct the vote of 1,732,484 shares of Common Stock, which constitutes approximately 4.4% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         All Other Item 2 Persons

         Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to possess (or will be deemed to possess upon issuance of such shares)the sole voting power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 30,963,766 shares of Common Stock, which constitutes approximately 78.9% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to possess the shared power to vote or direct the vote of 1,732,484 shares of Common Stock, which constitutes approximately 4.4% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         (c) See Item 4.

         (d) Other than with respect to the voting rights granted pursuant to the Stockholders Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to the Stockholders Agreement Shares. All other powers, rights and privileges with respect to the Stockholders Agreement Shares remain with the record owners of such shares, including the right to vote on all matters unrelated to the matters covered by the Stockholders Agreement, the right to receive and the power to direct the receipt of dividends from such shares, and the power to direct the proceeds from the sale of such shares.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Convertible Note Agreement, and Amendment No. 2 thereto, Sunrise Advisors, LLC ("Advisors"), the general partner of Sunrise, is entitled to receive from the Company a transaction fee equal to 2% of the aggregate principal amount of each series of Notes issued by the Company. The transaction fee is compensation for the services performed by Advisors in connection with each such issuance. The transaction fee is payable in cash upon issuance of each series of Notes.

         As previously disclosed on Schedule 13D, pursuant to the Convertible Note Agreement, Advisors is also entitled to receive from the Company an annual administration fee while any Notes remain outstanding. The administration fee is payable in cash in quarterly installments.


Item 7.  Material to be Filed as Exhibits.

         Exhibit I Convertible Note Agreement, dated as of July 31, 2000, By and among WPI Group, Inc., WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Husky Technology, Inc., and WPI Instruments, Inc. as Borrowers, and Sunrise Capital Partners, L.P. As Lender.*

         Exhibit II Stockholders Agreement, dated as of August 9, 2000, made by and among Sunrise Capital Partners, L.P. and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.*

         Exhibit III Amendment No. 1 to Convertible Note Agreement, dated as of September 21, 2001, by and among NEXIQ Technologies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., and WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc.*

         Exhibit IV Amendment No. 2 to Convertible Note Agreement, dated as of January 25, 2002, by and among NEXIQ Technoligies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., and WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc.*

* Previously filed



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              May 22, 2002
                                         ---------------------------
                                                 (Date)


                                         SUNRISE CAPITAL PARTNERS, L.P.
                                            By:  Sunrise Advisors, LLC
                                                 Its General Partner

                                            By:  /s/ Joseph Julian
                                                 -----------------------
                                                 (Signature)

                                                 Joseph Julian
                                                 Principal
                                                 -----------------------
                                                 (Name/Title)



                               EXHIBIT INDEX


         Exhibit I Convertible Note Agreement, dated as of July 31, 2000, By and among WPI Group, Inc., WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Husky Technology, Inc., and WPI Instruments, Inc. as Borrowers, and Sunrise Capital Partners, L.P. As Lender.*

         Exhibit II Stockholders Agreement, dated as of August 9, 2000, made by and among Sunrise Capital Partners, L.P. and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.*

         Exhibit III Amendment No. 1 to Convertible Note Agreement, dated as of September 21, 2001, by and among NEXIQ Technoligies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., and WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc.*

         Exhibit IV Amendment No. 2 to Convertible Note Agreement, dated as of January 25, 2002, by and among NEXIQ Technoligies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., and WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc.*


* Previously filed